SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

25 FEBRUARY 2003

AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

Enclosures: ANGLOGOLD SPEAKS ABOUT ITS ORGANIC GROWTH PROJECTS.



News Release

(Incorporated in the Republic of South Africa)
(Registration Number: 1944/017354/06)
ISIN Number:ZAE000043485
JSE Share Code: ANG
NYSE Ticker: AU

CORPORATE AFFAIRS DEPARTMENT
16th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa
Tel: (+27 11) 637-6385 or Fax: (+27 11) 637-6399/6400
SJL/CAD/AGO349.03
25 February 2003

For release on 25 February 2003, 18:30 SA time

ANGLOGOLD SPEAKS ABOUT ITS ORGANIC GROWTH PROJECTS

AngloGold has targeted growing return on capital from 13% in 2001 to 16% in 2006 and US$ earnings per share by 5% over the same period on an annualised basis, under current assumptions, AngloGold's Finance Director, Jonathan Best, said today. He was addressing the BMO Nesbitt Burns Metals and Mining Conference in Tampa, Florida.

"These are commercial objectives, not production or ore reserve metrics," he commented. "However, as all producers have assets that will all eventually be depleted, objectives like these can only be met by replacing or growing producing assets." In the context of world gold production becoming ex growth, the focus would be on companies that could grow in such an environment. "The ultimate winners will be those companies that have low-cost, long-life assets," he said.

Speaking at the same conference, Dave Hodgson, the company's Chief Operating Officer, reviewed the company's existing organic growth projects in South Africa and the United States, which would add around 13 million ounces to AngloGold's life-of-mine production profile. In addition to these ventures, a further 11 expansion projects at the company's existing operations in South Africa, South America and Australia were expected to add a further 18 million ounces to AngloGold's production over the life of these operations, subject to a formal, capital approval process, at a capital cost of some $740 million. He commented that AngloGold had revised downwards its forecast capital expenditure for 2003 to an estimated $307 million.

The company had a number of organic growth initiatives which, he said, had "tangible potential". These had the capacity to bring an additional 14 million ounces to the production profile over the lives of the operations at a capital cost of some $600 million. Together, these new organic growth projects could add 32 million ounces to production over the life of the operations at a total estimated capital cost of $1.3 billion.

This organic growth was expected to result in AngloGold's annual production growing from its current level of 6 million ounces to 6.5 million ounces in 2006. Target unit cash costs in 2006 are around $182 per ounce in 2006 money terms or $170 per ounce in real (2003) terms.

The full presentation, which includes the assumptions used and risks involved in forecasting future production and cost performance, is available on AngloGold's website at www.anglogold.com. In addition, for a discussion of risks that could have an impact on the company's future performance, see AngloGold's Annual Report on Form 20F for the year ended 31 December 2001, filed with the SEC on 28 June, 2002.

Queries:
www.anglogold.com

South Africa	**Tel:**	**Mobile:**	**E-mail:**
Steve Lenahan	+27 11 637 6248	+27 83 308 2200	slenahan@anglogold.com
Alan Fine	+27 11 637 6383	+27 83 250 0757	afine@anglogold.com
Shelagh Blackman	+27 11 637 6379	+27 83 308 2471	skblackman@anglogold.com
Europe & Asia			
Tomasz Nadrowski	+1 212 750 7999	+1 917 9124 641	tnadrowski@anglogold.com
USA			
Charles Carter	(Toll free) 800 417 9255		cecarter@anglogold.com
	+1 212 750 7999		
Australia			
Andrea Maxey	+61 8 9425 4604	+61 438 001 393	amaxey@anglogold.com.au

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 25 FEBRUARY 2003

By: /s/ C R BULL

Name: C R Bull
Title: Company Secretary